Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
		2025	2024	2025	2024

	Note	(USD in thousands, except per share amounts)
Revenue	5	$37	$154	$37	$205
Research and development		(2,165)	(2,752)	(4,321)	(5,588)
General and administrative		(2,212)	(1,983)	(3,924)	(3,594)

Operating loss		(4,340)	(4,581)	(8,208)	(8,977)
Finance income	9	546	220	3,039	5,838
Finance expenses	9	(1,232)	(2,036)	(1,629)	(2,282)

Net loss before tax		(5,026)	(6,397)	(6,798)	(5,421)

Income tax benefit		195	199	387	417

Net loss for the period		$(4,831)	$(6,198)	$(6,411)	$(5,004)

Net loss attributable to shareholders of Evaxion Biotech A/S		$(4,831)	$(6,198)	$(6,411)	$(5,004)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(45)	24	(78)	9
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency		714	4	597	101

Other comprehensive income for the period, net of tax		$669	$28	$519	$110

Total comprehensive loss		$(4,162)	$(6,170)	$(5,892)	$(4,894)

Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(4,162)	$(6,170)	$(5,892)	$(4,894)

Loss per share – basic and diluted		$(0.02)	$(0.12)	$(0.03)	$(0.10)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30, 2025	December 31, 2024
		(USD in thousands)

ASSETS	Note
Non-current assets
Property and equipment, net		$3,623	$3,514
Government grants receivable		40	44
Tax receivables, non-current		424	—
Leasehold deposits, non-current		185	162
Total non-current assets		4,272	3,720
Current assets
Prepayments and other receivables		2,567	1,273
Tax receivables, current		864	1,540
Cash and cash equivalents		14,746	5,952
Total current assets		18,177	8,765
TOTAL ASSETS		$22,449	$12,485

EQUITY (DEFICIT) AND LIABILITIES
Share capital	10	$11,823	$10,516
Other reserves		119,351	106,369
Accumulated deficit		(124,948)	(118,537)
Total equity (deficit)		6,226	(1,652)

Non-current liabilities
Lease liabilities, non-current		1,712	1,620
Borrowings, non-current	7	9,031	8,008
Provisions		158	141
Total non-current liabilities		10,901	9,769

Current liabilities
Lease liabilities, current		356	314
Derivative liability	6	1,131	—
Borrowings, current	7	184	159
Trade payables		2,496	2,968
Other payables		1,155	927
Total current liabilities		5,322	4,368
Total liabilities		16,223	14,137
TOTAL EQUITY AND LIABILITIES		$22,449	$12,485

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

		(USD in thousands)
Equity at December 31, 2024		$10,516	$95,942	$14,022	$(3,595)	$(118,535)	$(1,652)
Net loss for the period		—	—	—	—	(6,411)	(6,411)
Other comprehensive income		—	—	—	519	—	519
Share-based compensation	8	—	—	131	—	—	131
Issuance of shares for cash	10	1,307	16,521	—	—	—	17,828
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	(2,432)	—	—	—	(2,432)
Transaction costs		—	(1,757)	—	—	—	(1,757)
Forfeited warrants		—	207	(207)	—	—	—
Revaluation SBC reserve		—	4,145	(4,145)	—	—	—

Equity at June 30, 2025		$11,823	$112,626	$9,801	$(3,076)	$(124,948)	$6,226

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)

		(USD in thousands)
Equity at December 31, 2023		$5,899	$87,450	$13,665	$(3,773)	$(107,970)	$(4,729)
Net loss for the period		—	—	—	—	(5,004)	(5,004)
Other comprehensive income		—	—	—	110	—	110
Share-based compensation	8	—	—	101	—	—	101
Issuance of shares for cash	10	2,345	11,837	—	—	—	14,182
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	(1,097)	—	—	—	(1,097)
Transaction costs		—	(2,310)	—	—	—	(2,310)

Equity at June 30, 2024		$8,244	$95,880	$13,766	$(3,663)	$(112,974)	$1,253

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2025	2024

	(USD in thousands)
Operating activities:
Net loss for the period	$(6,411)	$(5,004)
Adjustments for non-cash items	(1,599)	(3,427)
Interest received	109	95
Interest paid	(25)	(29)
Income taxes (paid)/received	776	—
Cash flow from operating activities before changes in working capital	(7,150)	(8,365)
Cash flow from changes in working capital:
Changes in net working capital	(574)	(620)
Net cash used in operating activities	(7,724)	(8,985)
Investing activities:
Payment of non-current financial assets – leasehold deposits	(3)	(3)
Net cash used in investing activities	(3)	(3)
Financing activities:
Proceeds from issuance of shares and exercise of warrants	17,828	14,182
Transaction costs related to issuance of shares	(1,757)	(2,310)
Repayment of borrowings	(308)	(313)
Leasing installments	(170)	(165)
Net cash provided by/ (used in) financing activities	15,593	11,394
Net increase/ (decrease) in cash and cash equivalents	7,866	2,406
Cash and cash equivalents at January 1	5,952	5,583
Exchange rate adjustments on cash and cash equivalents	928	4
Cash and cash equivalents at June 30	$14,746	$7,993

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Note 1. General Company Information

Evaxion Biotech A/S is a pioneering clinical stage TechBio company based upon its the Artificial Intelligence (AI) platform: AI-Immunology™. The AI-Immunology™ platform consists of multiple proprietary and scalable AI prediction models harnessing the power of data, machine learning and artificial intelligence to decode the human immune system. This enables the development of novel vaccines for treatment of various cancers as well as, bacterial and viral infections. We believe we are the first in the world to demonstrate a link between predictive power of Artificial Intelligence, or AI, and clinical response in patients as evidenced by a clear association between AI-Immunology™ predictions and progression free survival in metastatic melanoma cancer patients. AI-Immunology™ allows for fast and effective discovery, design and development of novel vaccines and offers a strong value proposition towards existing and potential pharma partners. The value proposition is supported by AI-Immunology™ as the AI platform is being preclinically and clinically validated, adaptable, scalable to other disease areas and, we believe, reduces development cost and risks significantly. Partnerships are a key element in our approach to realizing value of the opportunities AI-Immunology™ caters for. Further, we have developed a clinical-stage oncology cancer pipeline of novel personalized therapeutic vaccines and a pre-clinical prophylactic vaccine pipeline for bacterial and viral diseases with high unmet medical needs based on AI-Immunology™ identified vaccine targets. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options through AI-Immunology™. Our purpose is saving and improving lives with AI-Immunology™. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the three and six months ended June 30, 2025 and 2024, were approved, and authorized for issuance, by the Board of Directors on August 13, 2025.

Note 2. Liquidity and Going Concern Assessment

Management and the Board of Directors has assessed the Company’s ability to continue as a going concern and believes the Company has adequate resources to meet its obligations in the foreseeable future. Following a successful public offering and at-the-market offering in January 2025 securing proceeds of $10.8 and $5.0 million respectively, with the Company’s current financial position, available funding, and projected cash flows, Management and the Board of Directors is confident that the Company will continue its operations for at least the next 12 months, and with our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into mid-2026.

Accordingly, the condensed consolidated interim financial statements has been prepared on a going concern basis in accordance with applicable accounting standards.

We have considered potential risks and uncertainties, including market conditions, economic factors, and liquidity needs. After reviewing the Company’s financial forecast and access to capital, the Board does not anticipate material uncertainties that would cast significant doubt on the Company’s ability to continue as a going concern.

On October 3, 2022, we entered into a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal.

The ADSs are offered pursuant to a prospectus supplement, dated March 26, 2025, or the Prospectus Supplement, which was filed with the SEC on such date and our Form F-3 (Registration No. 333- 285778) shelf registration statement filed with the SEC on March 13, 2025 (the “2025 F-3”), and declared effective by the SEC on March 24, 2025. Pursuant to the Prospectus Supplement, we may offer and sell up to an aggregate of $ 4,480,000 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose. The 2025 F-3 replaced the Form F-3 that had previously been filed on May 20, 2022, on Form F-3 (File No. 333-265132), which registration statement was declared effective on June 2, 2022 (the “2022 F-3”). Under the 2022 F-3, we were initially entitled to, from time to time, sell up to $100.0 million in the aggregate of ordinary shares and ordinary shares represented by ADSs. The 2022 F-3 was set to expire on June 2, 2025 and has been replaced by the 2025 F-3. As of January 24, 2025, we have sold a total of 837,027 ADSs under this ATM program for an aggregate purchase price of $14,413,306.

July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 0.25 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell GGH up to $20.0 million in such notes on any business day over the 36-month term of the agreement. We have under certain circumstances the right, but not the obligation, to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of this prospectus.

January 17, 2025, an extraordinary general meeting of Evaxion was held, where it was approved to reduce our share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 to cover loss. Furthermore, it was approved to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share, and our Article of Association were amended accordingly.

January 24, 2025, the Company sold 696,400 ADSs at an average price of USD $7.1776 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.8 million.

January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs, with gross proceeds of $10.8 million. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

Sales of ADSs or our ordinary shares as restrictions end or pursuant to the above-described agreements or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult for holders of ADSs to sell the ADSs.

Note 3. Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 4.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 3 of the audited financial statements as of and for the year ended December 31, 2024.

New and Amended Standards and Interpretations

On January 1, 2025, the Company adopted the amendments to IAS 21, issued by the International Accounting Standards Board (“IASB”), regarding "Lack of Exchangeability." These amendments provide guidance on how to determine the exchange rate to be used in reporting foreign currency transactions when there is a lack of exchangeability between two currencies. The amendments aim to enhance the clarity and consistency of financial reporting where exchangeability is limited or nonexistent.

The adoption of these amendments did not have any impact on the Company's financial statements for the reporting period ending June 30, 2025. The Company has not encountered situations where the amendments would change its previous or current accounting judgments related to foreign currency transactions and translations. There are no other new IFRS or IFRS Interpretation Committee (“IFRIC”) interpretations effective during the six months ended June 30, 2025, that have a material impact to the interim condensed consolidated financial statements.

Standards issued but not effective

There were a number of standards and interpretations which were issued but were not yet effective on June 30, 2025, and have not been adopted for these unaudited condensed consolidated financial statements, including:

●	Amendments to IFRS 9 & IFRS 7 Classification and Measurement of Financial Instruments ( January 1, 2026)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 4. Significant Accounting Judgements, Estimates, and Assumptions

In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to going concern, liability-classified warrants and share-based compensation. See Note 2 above and Notes 6 and 8 below for additional information regarding liability classified warrants and share-based compensation, respectively.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 5. Revenue

In September 2023, the Company entered into a collaborative research agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA (“MSD”), to explore new ways to apply AI technologies to vaccine discovery development. During the three and six months ended June 30, 2025 and 2024, the Company recognized services revenue of a nominal amount and $0.1 million from its research and development services, respectively.

In June 2025, the Gates Foundation awarded the Company a grant for $0.1 million to help the world eradicate polio (poliomyelitis) by exploring design options for a new and unique vaccine. The project will combine Evaxion’s leading and clinically validated AI-Immunology™ platform with support from the Gates Foundation. Evaxion will deploy AI-Immunology™ to identify and combine various antigens to combat the virus. Based on these findings, a number of new antigen constructs will be designed for selection and validation. During the three and six months ended June 30, 2025, the Company recognized a nominal amount of grant revenue related to the Gates Foundation Grant. The Company is expected to recognize the remainder of the grant revenue from the Gates Foundation Grant through August 2025.

During the three and six months ended June 30, 2025, all revenue earned was generated in Denmark from the Company’s collaborative research agreement with MSD and grant revenue from the Gates Foundation Grant.

Note 6. Financial Instruments and Risk Management

Financial risk management and risk management framework

In terms of financial risks, the Company has exposure to liquidity risk and market risk comprising foreign exchange risk. This note presents information about the Company’s exposure to each of the above risks together with the Company’s objectives, policies and processes for measuring and managing risks. The Company’s Board of Directors monitors each of these risks on a regular basis and implements policies as and when they are required. Details of the current risk management policies are provided below.

Liquidity risk

As of the date of the condensed consolidated interim financial statements the Company, and based on the Company’s current financial position, available funding, and projected cash flows, Management and the Board is confident that the Company will have sufficient funds available to finance operations into mid-2026. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Company is currency risk. The Company does not currently have any loans or holdings that have a variable interest rate. Accordingly, the Company is not exposed to material interest rate risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Company’s operating expenses paid in foreign currencies, mainly USD. This exposure is known as transaction exposure. Any reasonable or likely movements in foreign exchange rates would not have a material impact on the Company’s operating results. The Company’s policy for managing foreign currency risks is to convert cash received from financing activities to currencies consistent with the Company’s expected cash outflows.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss for the Company. The Company’s exposure to credit risk is limited to deposits with banks with high credit ratings. Accordingly, the Company does not have material credit risk and no provision for credit risk is recognized.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company raises capital from the issue of equity, grants, licensing or borrowings. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.

Fair values

Financial instruments measured at fair value in the unaudited condensed consolidated financial statements of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

1.	Level 1 – quoted prices in active markets for identical assets or liabilities.

2.	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3.	Level 3 – inputs for instruments that are not based on observable market data (unobservable inputs).

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value, as of June 30, 2025, and December 31, 2024.

	June 30, 2025
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
2025 Investor Warrants	$—	$—	$1,131
Total financial liabilities measured at fair value through profit or loss by level	$—	$—	$1,131
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,866
Loan from lessor	—	—	826
Total financial liabilities measured at amortized cost by level	$—	$—	$9,693

	December 31, 2024
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,143
Loan from lessor	—	—	815
Total financial liabilities measured at amortized cost by level	$—	$—	$8,958

2025 Investor Warrants

As part of the January 2025 Public Offering, the Company issued warrants to all participating investors with an exercise price based on the traded price prevailing as of the issue date. As set out in IAS 32, the warrants were classified as derivative financial instruments due to the exercise price being denominated in a currency other than the Company’s functional currency, and therefore the fixed for fixed criteria was not met. As such, the warrants were deemed derivative liabilities at issuance, and the liability were measured and remeasured at their fair value. The fair value of the 2025 Investor Warrants were determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As announced on May 27, 2025, the Company entered into an amendment to its 2025 Investor Warrants, with approximately 50% of the participating investors. The amendments convert the exercise price per ADS for the 2025 Investor Warrants from $2.71 to DKK 19.15 on average. As the converted awards are no longer settled in foreign currency, the converted warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the converted portion of the derivative liability was reclassified to other reserves at the time of the amendment.

The following table sets forth the changes to the Company’s derivative liability related to the 2025 Investor Warrants:

Derivative Liability
(USD in thousands)
Carrying amount at January 1, 2025	$—
Initial recognition of derivative liability	3,929
Remeasurement of derivative liability	(1,916)
Exercise of warrants	(93)
Reclassification of derivative liability	(789)
Carrying amount at June 30, 2025	$1,131

The initial recognition and the reclassification are offset against other reserves. The net amount from derivative liabilities recorded as a non-cash adjustment to share premium amounts to $2.4 million and constitutes the difference between initial recognition $3.9 million, the balance of the amended awards of $0.8 million, amortization of the day one loss of the amended awards of $0.6 million, and exercised warrants in the period $0.1 million.

EIB Warrants

The Company received the proceeds from the drawing of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. On October 3, 2024, the Company increased the number of shares issuable from the exercise of the EIB Warrants by 22,091 to 373,127 as an adjustment related to capital issuances that occurred during the year. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance.

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in Level 1 of the fair value hierarchy. The fair value of the warrants issued to EIB is currently lower than the exercise price and for that reason no liability is presented.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the consolidated statements of cash flows.

There has been no change to the Company’s EIB Warrants Liability during the six months ended June 30, 2025. The following table sets forth the changes to the Company’s EIB Warrants liability during the six months ended June 30, 2024:

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2024	$190
Remeasurement of warrant liability	(138)
Foreign currency translation	(4)
Carrying amount at June 30, 2024	$48

Note 7. Borrowings

Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance.

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the unaudited condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject to adjustment when the actual costs incurred are made available from DTU.

EIB Loan

In August 2020, the Company entered into a loan agreement with EIB. The Company received proceeds €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.79%. The loan is repayable in full six years after drawing down.

Borrowings are summarized as follows (in thousands):

	June 30,	December 31,
	2025	2024
Loan from lessor	$826	$815
EIB Loan	8,389	7,352
Total Borrowings	9,215	8,167
Less: Borrowings, current portion	(184)	(159)
Total Borrowings, non-current portion	$9,031	$8,008

Note 8. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021 and 2020 expire on December 31, 2031. Warrants granted in 2025, 2024 and 2023 expire on December 31, 2031. As of June 30, 2025, and 2024, the number of warrants as a percentage of outstanding ordinary shares was 4.3% and 1.4%, respectively.

The following schedule specifies the granted warrants:

	Number of	Weighted Average Exercise
	Warrants	Price/Share
Warrants granted as at December 31, 202	3,044,794	USD 1.19(1)
Warrants granted	1,372,407	USD 0.07
Warrants forfeited	(83,662)	USD 0.23
Warrants granted as at June 30, 2025 (3)	4,333,539	USD 0.86 (2)
Warrants exercisable as at June 30, 2025	2,953,561	USD 1.23 (2)

	Number of	Weighted Average Exercise
	Warrants	Price/Share
Warrants granted as at December 31, 202	2,738,473	USD 1.41(1)
Warrants granted	538,460	USD 0.40
Warrants forfeited	(84,559)	USD 2.75
Warrants granted as at June 30, 2024 (3)	3,192,374	USD 1.20 (2)
Warrants exercisable as at June 30, 2024	2,258,206	USD 1.02 (2)

(1)     December 31, 2024 and 2023 USD-end rate used.

(2)     June 30, 2023 and 2024 USD-end rate used.

(3)    Number of warrants exclude non-employee warrants as referred to in Note 6.

For employee warrants, covering the three and six months ended June 30, 2025, a service cost of $0.1 million and $0.1 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted. For the three and six months ended June 30, 2024, a service cost of $0.1 million and $0.2 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.

Determining the initial fair value and subsequent accounting for equity awards requires significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Warrants are granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued during the six months ended June 30, 2025, and 2024, respectively:

	Six Months Ended June 30,
	2025	2024
Expected term (in years)	5.0 –7.0	5.0 –7.0
Risk-free interest rate	3.96% –4.09%	4.71% –4.72%
Expected volatility	85%	85%
Share price	$0.05	$0.42

Note 9. Financial Income and Expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Financial income:
Interest income, bank	$30	$41	$59	$95
Interest income, other	—	—	50	—
Foreign exchange gains	208	131	208	203
Remeasurement of warrant obligation	—	48	—	172
Change in fair value of derivative liability	308	—	2,722	5,368
Total financial income	546	220	3,039	5,838
Financial expenses:
Interest expenses	(202)	(185)	(391)	(374)
Interest expenses, lease liabilities	(39)	(40)	(75)	(81)
Remeasurement of warrant obligation	—	(34)	—	(34)
Change in fair value of derivative liability	(654)	(1,654)	(724)	(1,654)
Foreign exchange losses	(337)	(123)	(439)	(139)
Total financial expenses	(1,232)	(2,036)	(1,629)	(2,282)
Net financial items	$(686)	$(1,816)	$1,410	$3,556

Note 10. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended June 30, 2025:

	Number of Ordinary Shares	Share Capital (DKK in thousands)
Share capital, December 31, 2024	70,130,556	70,131
Capital increase at January 8, 2025 (exercised warrants)	6,360,000	6,360
Capital increase at January 16, 2025 (exercised warrants)	2,150,000	2,150
Capital decrease at January 17, 2025	—	(58,980)
Capital increase at January 24, 2025 (JonesTrading sales agreement)	34,820,000	8,705
Capital increase at January 31, 2025 (Public offering)	177,451,100	44,362
Capital increase at January 31, 2025 (Public offering)	22,416,952	5,604
Capital increase at February 5, 2025 (exercised warrants)	2,500,000	625
Share capital, June 30, 2025	315,828,608	78,957

January 2025 Capital Reduction

On January 17, 2025, the Company completed a 0.75 DKK decrease in the nominal value of capital per share, from 1 DKK to 0.25 DKK per share. The share capital reserve recognized was thus decreased from 78,640 (DKK in thousands) to 19,660 (DKK in thousands). The number of shares remained static at 78,640,556.

January 2025 Offering

In January 2025, the Company completed a public offering through which the Company offered 199,868,050 shares represented by 3,997,361 ADSs, DKK 0.25 nominal value per share, together with warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs. The warrants are immediately exercisable for a term of five years from the date of issuance. The Company received gross proceeds of $10.8 million from the public offering.

JonesTrading Sales Agreement

On January 24, 2025, the Company sold 34,820,000 ordinary shares represented by ADSs, DKK 0.25 nominal value with fifty ordinary shares represented by one ADS, at a price of $7.17 per ADS. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $5.0 million. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 34,820,000. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. This concluded sales under the Sales Agreement dated October 3, 2022, after which no shares remain for sale under this agreement.

Note 11. Commitments and Contingencies

Legal Proceedings

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its unaudited condensed consolidated interim financial statements.

Note 12. Events After the Reporting Period

No events have occurred after the balance sheet date that affects the financial performance and positions disclosed in these condensed consolidated interim financial statements.

July 11, 2025, Evaxion and the European Investment Bank (EIB) have finalized a debt settlement agreement where EIB will convert €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close July 11, 2025. The agreement immediately increases Evaxion’s equity by $4.1 million (€3.5 million), bolstering Evaxion’s capital structure. Further, it substantially reduces Evaxion’s overall liabilities, simplifies its balance sheet and improves its financial flexibility and cash flow.